Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

December 22, 2017

Re:	TerraCycle US Inc.
Amendment No. 2 to
Offering Statement on Form 1-A
Filed December 7, 2017
File No. 024-10734

Dear Ms. Long:

We acknowledge receipt of comments in your letter of December 21, 2017 regarding the Offering Statement of TerraCycle US Inc. (the “Company”), which we have set out below, together with our responses.

General

1. We note from your website that you will be offering certain perks to investors. Please revise to provide disclosure regarding the perks that you plan to offer investors. We also note that your website states that for an investment of $700 or more you will give investors 999 points, which may be redeemable for a cash payment to a nonprofit organization or school. Please disclose the dollar value of the cash payment associated with the 999 points.

We have added disclosure regarding the perks, including the dollar value of the cash payment, in the “Plan of Distribution” section.

Unaudited Pro Forma Condensed Financial Information of TerraCycle US, LLC, page PF-1

2. Please separately present goodwill from other identifiable intangible assets on the face of the pro forma balance sheet. If the $2,542,665 adjustment is goodwill, then revise the title of the line item to goodwill.

The adjustment is goodwill and we have changed the title on the line item to goodwill.

3. Please include an adjustment to the pro forma statements of income for the increase in depreciation and/or amortization expense for the step up in the carrying value of Air Cycle Corporation’s property and equipment, net and finite lived intangible assets to fair value.

There is no step up in carrying value of Air Cycle property and equipment; these items are reflected in Air Cycle’s historical financial statements. There is no amortization of Air Cycle intangibles as the only intangible is goodwill, as discussed above.

4. Please include an adjustment to the pro forma statements of income for interest expense related to the promissory note to the seller of Air Cycle Corporation.

Because the pro forma financial statements assume acquisition of Air Cycle assets as of June 30, 2017, there is no interest expense to be recorded for this item.

If you have additional comments or questions, please contact me at sara.hanks@khlklaw.com.

Sincerely,

/s/ Sara Hanks

Sara Hanks
Managing Partner
CrowdCheck Law, LLP (f/k/a KHLK LLP)

cc: Richard Perl

TerraCycle US Inc.